Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q4 2024 Results

KFAR SAVA, Israel, January 30, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2024.

Financial Results

Fourth quarter: Silicom’s revenues for the fourth quarter of 2024 were $14.5 million compared with $18.8 million for the fourth quarter of 2023.

On a GAAP basis, the company’s net loss for the quarter totalled $4.4 million, or $0.76 per ordinary share (basic and diluted), compared with a net loss of $35.0 million, or $5.35 per ordinary share (basic and diluted), for the fourth quarter of 2023.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $3.4 million, or $0.58 per ordinary share (basic and diluted), compared with a net loss of $0.5 million, or $0.07 per ordinary share (basic and diluted), for the fourth quarter of 2023.

Full year 2024: Silicom’s revenues for 2024 were $58.1 million compared with $124.1 million for 2023.

On a GAAP basis, net loss for the year totalled $12.0 million, or $1.99 per ordinary share (basic and diluted), compared with a net loss of $26.4 million, or $3.94 per ordinary share (basic and diluted), for 2023.

On a non-GAAP basis (as described and reconciled below), net loss for the year totalled $8.3 million, or $1.37 per ordinary share (basic and diluted), compared with net income of $10.2 million, or $1.52 per ordinary share (basic and diluted), for 2023.

During 2024, the Company generated approximately $17.3 million in cash, and invested more than half of that, approximately $10 million, in repurchasing ~650,000 Silicom shares.

Guidance

Management projects that revenues for the first quarter of 2025 will range from $14 million to $15 million. Growth in 2025 is expected to be in the low single digits, with strong double digit annual growth rate materializing gradually from 2026.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “We are pleased to report another quarter of progress according to our strategic plan, with strong Design Win momentum increasing the visibility of our potential mid-to-long-term revenue growth. While we continue to deal with short-term challenges, during the quarter we achieved milestone after milestone with a variety of customers and projects, moving exciting opportunities forward through our broad and wide pipeline towards future Design Wins. This is a clear indication that we are on track for a return to strong double-digit growth in 2026 and beyond.”

Mr. Eizenman continued, “For example, most recently, a global networking and Security-As-A-Service provider customer standardized on our Edge devices for all of its Edge deployment scenarios, and a US-based cyber security leader selected a customized version of our Edge system as its next-generation of a leading product line. Both of these slow-and-steady, continuously-building engagements are expected to lead to years of recurring revenues, serving as a rock-solid platform for future growth. Any ramp-ups that materialize faster than originally projected would accelerate the pace.”

Mr. Eizenman concluded, “Looking forward, we continue to focus on creating strong, long-term value for our shareholders, aiming at an EPS above $3 based on annual revenues of $150 - $160 million. To this end, we have built an exceedingly strong financial platform, and continue to execute on our share repurchase initiative. Our new opportunities and Design Win momentum have increased the already-high motivation and dedication of our excellent team, who enter 2025 with excitement regarding our future prospects. We look forward to reporting our progress as we continue executing on our growth strategy.”

***

Conference Call Details

Silicom’s Management will host an interactive conference today, January 30th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, impairment of goodwill, taxes on amortization and impairment of acquired intangible assets, impairment of intangible assets and related write-offs, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom's solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom's long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a "go-to" connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company's businesses, including information about factors that could materially affect Silicom's results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "expect," "should," "believe," "anticipate" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	December 31,	December 31,
	2024	2023

Assets

Current assets
Cash and cash equivalents	$51,283	$46,972
Marketable securities	20,860	7,957
Accounts receivables: Trade, net	11,748	25,004
Accounts receivables: Other	4,839	3,688
Inventories	41,060	51,507
Total current assets	129,790	135,128

Marketable securities	6,839	16,619
Assets held for employees’ severance benefits	1,483	1,357
Deferred tax assets	1,704	2,359
Property, plant and equipment, net	3,055	3,552
Intangible assets, net	2,300	2,253
Right of Use	6,942	6,466
Total assets	$152,113	$167,734

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$6,477	$4,139
Other accounts payable and accrued expenses	6,945	6,668
Lease Liabilities	1,670	2,070

Total current liabilities	15,092	12,877

Lease Liabilities	4,797	3,877
Liability for employees’ severance benefits	2,649	2,672
Deferred tax liabilities	32	46

Total liabilities	22,570	19,472

Shareholders' equity
Ordinary shares and additional paid-in capital	73,859	70,693
Treasury shares	(53,512)	(43,631)
Retained earnings	109,196	121,200
Total shareholders' equity	129,543	148,262

Total liabilities and shareholders' equity	$152,113	$167,734

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2024	2023	2024	2023

Sales	$14,491	$18,763	$58,114	$124,131
Cost of sales	10,358	23,257	41,516	95,442
Gross profit (loss)	4,133	(4,494)	16,598	28,689

Research and development expenses	4,681	5,016	19,508	20,638
Selling and marketing expenses	1,654	1,592	6,014	6,935
General and administrative expenses	1,376	1,024	4,354	4,229
Impairment of goodwill	-	25,561	-	25,561
Total operating expenses	7,711	33,193	29,876	57,363

Operating income (loss)	(3,578)	(37,687)	(13,278)	(28,674)

Financial income (expenses), net	360	171	1,961	1,372
Income (loss) before income taxes	(3,218)	(37,516)	(11,317)	(27,302)
Income taxes	1,208	(2,549)	687	(889)
Net income (loss)	$(4,426)	$(34,967)	$(12,004)	$(26,413)

Basic income (loss) per ordinary share (US$)	$(0.76)	$(5.35)	$(1.99)	$(3.94)

Weighted average number of ordinary shares used to compute basic income (loss) per share (in thousands)	5,811	6,537	6,020	6,700

Diluted income (loss) per ordinary share (US$)	$(0.76)	$(5.35)	$(1.99)	$(3.94)

Weighted average number of ordinary shares used to compute diluted income (loss) per share (in thousands)	5,811	6,537	6,020	6,700

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2024	2023	2024	2023

GAAP gross profit (loss)	$4,133	$(4,494)	$16,598	$28,689
(1) Share-based compensation (*)	83	105	276	428
(2) Impairment of intangible assets and related write-offs	-	9,647	-	9,647
Non-GAAP gross profit	$4,216	$5,258	$16,874	$38,764

GAAP operating income (loss)	$(3,578)	$(37,687)	$(13,278)	$(28,674)
Gross profit adjustments	83	9,752	276	10,075
(1) Share-based compensation (*)	778	834	2,891	2,925
(3) Impairment of goodwill	-	25,561	-	25,561
Non-GAAP operating income (loss)	$(2,717)	$(1,540)	$(10,111)	$9,887

GAAP net income (loss)	$(4,426)	$(34,967)	$(12,004)	$(26,413)
Operating income (loss) adjustments	861	36,147	3,167	38,561
(4) Lease liabilities - Financial expenses (income)	150	368	141	(99)
(5) Taxes on amortization and impairment of acquired intangible assets	22	(2,035)	419	(1,832)
Non-GAAP net income (loss)	$(3,393)	$(487)	$(8,277)	$10,217

GAAP net income (loss)	$(4,426)	$(34,967)	$(12,004)	$(26,413)
Adjustments for Non-GAAP Cost of sales	83	9,752	276	10,075
Adjustments for Non-GAAP Research and development expenses	387	413	1,373	1,423
Adjustments for Non-GAAP Selling and marketing expenses	191	199	728	747
Adjustments for Non-GAAP General and administrative expenses	200	222	790	755
Adjustments for Non-GAAP Impairment of goodwill	-	25,561	-	25,561
Adjustments for Non-GAAP Financial income (loss), net	150	368	141	(99)
Adjustments for Non-GAAP Income taxes	22	(2,035)	419	(1,832)
Non-GAAP net income (loss)	$(3,393)	$(487)	$(8,277)	$10,217

GAAP basic income (loss) per ordinary share (US$)	$(0.76)	$(5.35)	$(1.99)	$(3.94)
(1) Share-based compensation (*)	0.15	0.14	0.53	0.50
(2) Impairment of intangible assets and related write-offs	-	1.48	-	1.43
(3) Impairment of Goodwill	-	3.91	-	3.81
(4) Lease liabilities - Financial expenses (income)	0.03	0.06	0.02	(0.01)
(5) Taxes on amortization and impairment of acquired intangible assets	-	(0.31)	0.07	(0.27)
Non-GAAP basic income (loss) per ordinary share (US$)	$(0.58)	$(0.07)	$(1.37)	$1.52

GAAP diluted income (loss) per ordinary share (US$)	$(0.76)	$(5.35)	$(1.99)	$(3.94)
(1) Share-based compensation (*)	0.15	0.14	0.53	0.50
(2) Impairment of intangible assets and related write-offs	-	1.48	-	1.43
(3) Impairment of Goodwill	-	3.91	-	3.81
(4) Lease liabilities - Financial expenses (income)	0.03	0.06	0.02	(0.01)
(5) Taxes on amortization and impairment of acquired intangible assets	-	(0.31)	0.07	(0.27)
Non-GAAP diluted income (loss) per ordinary share (US$)	$(0.58)	$(0.07)	$(1.37)	$1.52

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))